                                                             OMB APPROVAL
                                                      --------------------------
                                                      OMB Number:      3235-0145
                                                      Expires:  October 31, 1994
                                                      Estimated average burden
                                                      hours per form ..... 14.90
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                              RADICA GAMES LIMITED
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   G73 42H107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

            RICHARD H. PICKUP, c/o WEDBUSH MORGAN SECURITIES, INC.,
     610 Newport Center Drive, Suite 1300, Newport Beach, California 92660
                                 (949) 759-1311
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               NOVEMBER 13, 1998
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        AMENDMENT NO. 8 TO SCHEDULE 13D
                        -------------------------------

CUSIP No. G73 42H107                                          Page 2 of 10 Pages
--------------------------------------------------------------------------------

1.   NAME OF REPORTING PERSON(S)

     Richard H. Pickup, an individual - SS No. ###-##-####
     Dito Devcar Corporation, a Nevada corporation - I.D. No. 88-0294385
     Dito Devcar, LP, a Nevada limited partnership - I.D. No. 88-0294387
     Dito Caree, LP, a Nevada limited partnership - I.D. No. 88-0302506
     BP Ventures, LLC, a Nevada limited liability company - I.D. No. 86-0845227 TD Investments, LLC, a Nevada limited liability company -
          I.D. No. 88-0370064
     Pickup Family Trust - I.D. No. 33-6123575
     TMP Charitable Trust - I.D. No. 88-6055770
     DRP Charitable Trust - I.D. No. 88-6055771
     Pickup Charitable Unitrust II - I.D. No. 33-0563297

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)  [X]
     (b)  [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     PF and WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

     [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Richard H. Pickup is an individual residing within and a citizen of the United States. Each of the reporting entities was organized under and pursuant to the laws of the State of Nevada.

7.   SOLE VOTING POWER

     Richard H. Pickup, an individual - 0 shares
     Dito Devcar Corporation, a Nevada corporation - 2,650,000 shares
     Dito Devcar, LP, a Nevada limited partnership - 135,000 shares
     Dito Caree, LP, a Nevada limited partnership - 1,025,000 shares
     BP Ventures, LLC, a Nevada limited liability company - 534,118 shares
     TD Investments, LLC, a Nevada limited liability company - 1,000,000 shares Pickup Family Trust - 450,000 shares
     TMP Charitable Trust - 25,000 shares
     DRP Charitable Trust - 25,000 shares
     Pickup Charitable Unitrust II - 70,000 shares

 8.  SHARED VOTING POWER

     None

 9.  SOLE DISPOSITIVE POWER

     Richard H. Pickup, an individual - 0 shares
     Dito Devcar Corporation, a Nevada corporation - 2,650,000 shares
     Dito Devcar, LP, a Nevada limited partnership - 135,000 shares
     Dito Caree, LP, a Nevada limited partnership - 1,025,000 shares
     BP Ventures, LLC, a Nevada limited liability company - 534,118 shares
     TD Investments, LLC, a Nevada limited liability company - 1,000,000 shares Pickup Family Trust - 450,000 shares
     TMP Charitable Trust - 25,000 shares
     DRP Charitable Trust - 25,000 shares
     Pickup Charitable Unitrust II - 70,000 shares

10.  SHARED DISPOSITIVE POWER

     None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Richard H. Pickup, an individual - 0 shares
     Dito Devcar Corporation, a Nevada corporation - 2,650,000 shares
     Dito Devcar, LP, a Nevada limited partnership - 135,000 shares
     Dito Caree, LP, a Nevada limited partnership - 1,025,000 shares
     BP Ventures, LLC, a Nevada limited liability company - 534,118 shares
     TD Investments, LLC, a Nevada limited liability company - 1,000,000 shares Pickup Family Trust - 450,000 shares
     TMP Charitable Trust - 25,000 shares
     DRP Charitable Trust - 25,000 shares
     Pickup Charitable Unitrust II - 70,000 shares

     Total of all issued and outstanding shares - 5,914,618

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN NO. 11 EXCLUDES CERTAIN SHARES

     [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN NO. 11

     Richard H. Pickup, an individual - 0%
     Dito Devcar Corporation, a Nevada corporation - 13.22%
     Dito Devcar, LP, a Nevada limited partnership - .67%
     Dito Caree, LP, a Nevada limited partnership - 5.12%
     BP Ventures, LLC, a Nevada limited liability company - 2.66%
     TD Investments, LLC, a Nevada limited liability company - 4.99% Pickup Family Trust - 2.25%
     TMP Charitable Trust - .12%

     DRP Charitable Trust - .12%
     Pickup Charitable Unitrust II - .35%

     Total percentage held by all reporting persons - 29.50%

14.  TYPE OF REPORTING PERSON(S)

     Richard H. Pickup, an individual - IN
     Dito Devcar Corporation, a Nevada corporation - CO
     Dito Devcar, LP, a Nevada limited partnership - CO
     Dito Caree, LP, a Nevada limited partnership - CO
     BP Ventures, LLC, a Nevada limited liability company - CO
     TD Investments, LLC, a Nevada limited liability company - CO
     Pickup Family Trust - CO
     TMP Charitable Trust - CO
     DRP Charitable Trust - CO
     Pickup Charitable Unitrust II - CO

ITEM 1.   SECURITY AND ISSUER
-----------------------------

     This Statement, as Amendment No. 8 to a previously filed Schedule 13D, relates to shares of Common Stock ("Shares") of Radica Games Limited, a Bermuda corporation ("Radica") whose executive offices are located at Suite R, 6/Fl.2-12 Au Pui Wan St., Fo Tan, Hong Kong with Radica's USA offices located c/o Radica Enterprises Limited, 5301 Longley Lane, Suite 157, Reno, Nevada 89511-1806. Shares of Radica are traded on the NASDAQ over the counter National Market System under the trading symbol of RADAF.

ITEM 2.   IDENTITY AND BACKGROUND
---------------------------------

     This Amendment No. 8 is filed as an amendment to an originally filed
Schedule 13D, dated June 15, 1995, and is further amended by Amendment Nos. 1, 2, 3, 4, 5, 6 and 7 heretofore filed. As noted in the Schedule 13D and each of the amendments thereto, each of the filing entities herein, specifically, Dito Devcar Corporation, a Nevada corporation ("Dito Devcar"), Dito Devcar, LP, a Nevada limited partnership ("LP"), the DRP Charitable Trust ("DRP Trust"), TMP Charitable Trust ("TMP Trust"), Dito Caree, LP, a Nevada limited partnership ("Dito Caree"), the Pickup Family Trust ("Family Trust"), the Pickup Charitable Unitrust II ("Charitable Unitrust II"), TD Investments, LLC ("TD Investments"), and BP Ventures, LLC ("BP Ventures") are record holders of Shares, and, although Mr. Pickup owns no Shares of Radica, each of those entities, as identified in the Schedule 13D and the amendments thereto, is directly or indirectly controlled or operating for the benefit of Mr. Pickup.

     This Amendment No. 8 is filed to disclose additional acquisitions of Shares by certain of the reporting entities, and further to specifically disclose acquisitions which have occurred within the last sixty (60) days which have resulted in increased holdings of all reporting entities.

     The total holdings of Shares owned by all the reporting entities identified in the Schedule 13D and amendments thereto exceed 10% of the issued and outstanding Shares of Radica. The identity and address of each reporting person (including entities) is as previously reported.

     Acquisitions by all of the reporting entities have increased the holdings of all the reporting entities to a total of 5,914,618 Shares. Within the past sixty (60) days, the Pickup Family Trust has acquired an additional 205,400 Shares (bringing that entity's total holdings of Shares to 450,000), and Dito Caree has acquired an additional 41,500 Shares (bringing its total holdings of Shares to 1,025,500). Dito Devcar Corporation did acquire additional Shares in a period prior to sixty (60) days before this Amendment No. 8, and its total holdings now represent 2,650,000 Shares.

     Subsequent to Amendment No. 7, two of the trusts, the DRP Charitable Trust and the TMP Charitable Trust, changed their Trustees. The Trustee of both trusts is now Mr. Dennis W. Harwood who has replaced Mr. Richard H. Pickup as Trustee of those trusts. Mr. Harwood has acted, from time to time, as attorney and legal advisor to Mr. Pickup and various of the reporting entities, and, although Mr. Pickup no longer is the Trustee of said trusts, by reason of the relationship between the entities and the fact that members of Mr. Pickup's family are beneficiaries of said trusts (together with various charitable entities), those two entities will continue to be reporting entities as members of the group.

     Over the past five (5) years, none of the filing persons nor any of the entities identified in the Schedule 13D, nor any trustee of a trust or general partner of a partnership, nor any manager or member of a limited liability company, nor any of the officers or directors of any corporation identified in the Schedule 13D have been (1) convicted in a criminal proceeding, or (2) been a party to a civil proceeding of a judicial or administrative body which resulted in a judgment, decree or final order enjoining future violations of or prohibitions or mandating activity subject to federal or state securities laws or finding any violations with respect to such laws.

     Although Mr. Richard H. Pickup is the controlling person, trustee or majority shareholder of each of the entities identified in the Schedule 13D, and it is acknowledged that he exercises sufficient control in order to consider each of the reporting entities to be treated as a "group," there exists no agreements or understandings, either in writing or orally, between any of the reporting entities and/or Mr. Pickup concerning the Shares nor their holding, voting or acquisition or disposition of any Shares of Radica.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
-----------------------------------------------------------

     As previously reported, the Shares are acquired by means of private capital or working capital of the entities acquiring said Shares and no portions of said funds have been borrowed. All Shares of BP were acquired by working capital of that entity. All Shares as reported herein as acquired by the Pickup Family Trust, which transactions did occur subsequent to the most recent amendment to the Schedule 13D, represents working capital or capital contributions made to that entity.

ITEM 4.   PURPOSE OF TRANSACTION
--------------------------------

     As previously reported, each member of the "group" controlled by Mr. Pickup has purchased Shares in Radica for investment purposes only and no agreement, formal or informal, written or oral, has been entered into by and between any of the filing persons in connection with the information of any group or any group action. Shares acquired by the Pickup Family Trust were acquired for investment purposes of said Trust. None of the other filing persons has acquired or disposed of any Shares and the holdings of all filing persons are as reported in Item 5 hereinbelow.

     Each of the filing persons retains the election and right of making further acquisitions and/or dispositions of Radica stock from one or more sellers or buyers, either through open market or negotiated private transactions, or disposing of all or any portion of the filing persons' Shares held in Radica stock, to one or more purchasers, either through open market or in private negotiated transactions.

     None of the filing persons has any present plans or proposals which may relate to or result in:

     A. The acquisition or disposition by any person of any additional securities of the issue or the disposition of securities of the issuer.

     B. An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the issuer or any of its subsidiaries.

     C. The sale or transfer of a material amount of assets of the issuer or any of its subsidiaries.

     D. A change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies upon the board (excepting as to voting of Shares for the retention of directors, seating directors and/or making recommendations for the seating of new directors in the manner in which any of the filing persons believes best serves their personal investment interests).

     E. Any material change in the present capitalization or dividend policy of the issuer.

     F.   Any material change in the issuer's business or corporate structure.

     G. Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person.

     H. Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

     I. Causing a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     J.   Any action similar to any of those enumerated above.

     Although no member of the filing persons has any present plans in connection with any of the foregoing, none of the foregoing actions by any of the filing persons, or any member thereof, can be ruled out in the future for either the short or the long-term.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER
----------------------------------------------

     The percentage of Shares owned by all the reporting persons herein are based upon a total of 20,039,194 Shares of Common Stock of Radica outstanding as reflected in Radica's most recent report as filed with the Securities and Exchange Commission.

     The interest in Shares and securities of Radica held by each of the filing persons is as follows:

     A.   Mr. Richard H. Pickup owns no Shares of Radica.

     B. Dito Devcar Corporation is currently the beneficial and record owner of 2,650,000 Shares, which represents approximately 13.22% of all the issued and outstanding Shares of Radica. All acquisitions by Dito Devcar Corp. are as previously reported or were acquired mor than sixty (60) days prior to this Amendment No. 8.

     C. The DRP Charitable Unitrust is the beneficial and record holder of 25,000 Shares. The DRP Trust holdings constitute approximately .12% of all the issued and outstanding Shares of Radica. All acquisitions by DRP Charitable Unitrust are as previously reported.

     D. The TMP Charitable Unitrust is the beneficial and record holder of 25,000 Shares. The TMP Trust holdings constitute approximately .12% of all the issued and outstanding Shares of Radica. All acquisitions by TMP Charitable Unitrust are as previously reported.

     E. The Pickup Charitable Unitrust Trust II ("Trust II") acquired additional Shares as indicated hereinbelow, and is currently the beneficial and record holder of 70,000 Shares. The holdings of Trust II constitute approximately .35% of all the issued and outstanding Shares of Radica.

     F. Dito Devcar LP is the beneficial and record holder of 135,000 Shares. LP's holdings constitute approximately .67% of all the issued and outstanding Shares of Radica. All acquisitions by Dito Devcar LP are as previously reported.

     G. TD Investments LLC is the beneficial owner and record holder of 1,000,000 Shares. The holdings of TD Investments LLC constitute approximately 4.99% of all the issued and outstanding Shares of Radica. All acquisitions by TD Investments LLC are as previously reported.

     H. BP Ventures, LLC is the beneficial owner and record holder of 534,118 Shares. The holdings of BP constitute approximately 2.66% of all the issued and outstanding Shares of Radica. All acquisitions by BP are as previously reported.

     I. The Pickup Family Trust is the beneficial and record holder of 450,000 Shares. The Trust's holdings constitute approximately 2.25% of all the issued and outstanding Shares of Radica. Within the past sixty (60) days, the Pickup Family Trust did acquire the following Shares:

                              PICKUP FAMILY TRUST
                                   (All Buys)

Date of Purchase   Shares Acquired   Purchase Price   Cost of Acquisition
----------------   ---------------   --------------   -------------------

    9/16/98            13,500           $12.000          $  162,405.00
    9/21/98            12,400           $12.000          $  149,172.00
   10/08/98            29,500           $ 9.826          $  290,457.00
   10/27/98           150,000           $11.000          $1,651,500.00

Total Shares acquired: 205,400

     J. Dito Caree, LP is the owner of 1,025,500 Shares. The percentage of Shares held by Dito-Caree, LP represents 5.12% of all the issued and outstanding Shares of Radica. Within the past sixty (60) days, the Dito Caree did acquire the following Shares:

                                 DITO CAREE, LP
                                   (All Buys)

Date of Purchase   Shares Acquired   Purchase Price   Cost of Acquisition
----------------   ---------------   --------------   -------------------

    9/10/98            25,000           $12.500           $319,253.00
   10/08/98            16,500           $ 9.826           $162,627.00

Total Shares acquired: 41,500

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
-------------------------------------------------------------------------------
          TO SECURITIES OF THE ISSUER
          ---------------------------

     No contracts, agreements, understandings or relationships exist with respect to securities of Radica between any of the entities or persons disclosed herein or Mr. Richard H. Pickup.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS
------------------------------------------

     Not applicable, no exhibits are to be filed.

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

Date:  November 13, 1998                DITO DEVCAR CORPORATION,
                                        a Nevada corporation


                                        By:  /s/ DAVID B. HEHN
                                             -----------------------------------
                                             DAVID B. HEHN, President

                                        DITO DEVCAR LIMITED PARTNERSHIP,
                                        a Nevada limited partnership

                                        By:  GAMEBUSTERS, INC.,
                                             a Nevada corporation
                                             Its: General Partner


                                             By:  /s/ DAVID B. HEHN
                                                  ------------------------------
                                                  DAVID B. HEHN, President

                                        DITO CAREE LIMITED PARTNERSHIP,
                                        a Nevada limited partnership

                                        By:  GAMEBUSTERS, INC.,
                                             a Nevada corporation
                                             Its: General Partner

                                             By:  /s/ DAVID B. HEHN
                                                  ------------------------------
                                                  DAVID B. HEHN, President

                                        TD INVESTMENTS, LLC,
                                        a Nevada limited liability company

                                        By:  /s/ DAVID B. HEHN
                                             -----------------------------------
                                             DAVID B. HEHN, Manager

                                        BP VENTURES, LLC,
                                        a Nevada limited liability company

                                        By:  /s/ TIMOTHY R. BUSCH
                                             -----------------------------------
                                             TIMOTHY R. BUSCH, Manager

                                        PICKUP CHARITABLE REMAINDER UNITRUST II

                                        By:  /s/ RICHARD H. PICKUP
                                             -----------------------------------
                                             RICHARD H. PICKUP, Trustee

                                        DRP CHARITABLE UNITRUST UNDER
                                        DECLARATION OF TRUST, dated
                                        January 29, 1993

                                        By:  /s/ RICHARD H. PICKUP
                                             -----------------------------------
                                             RICHARD H. PICKUP, Trustee

                                        TMP CHARITABLE UNITRUST UNDER
                                        DECLARATION OF TRUST, dated
                                        January 29, 1993

                                        By:  /s/ RICHARD H. PICKUP
                                             -----------------------------------
                                             RICHARD H. PICKUP, Trustee

                                        /s/ RICHARD H. PICKUP
                                        ----------------------------------------
                                        RICHARD H. PICKUP, an individual